UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2801 N Harwood St, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on (i) 60,228,165 shares of Common Stock outstanding, including 2,527,345 shares of restricted stock of the Issuer, as of October 24, 2023, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the SEC on November 2, 2023, as decreased by (ii) the 1,610,000 shares of restricted stock of the Issuer that were forfeited in connection with the change in Mr. Richison’s position from Chief Executive Officer to Co-Chief Executive Officer, in accordance with the terms of the 2020 CEO Performance Award.

CUSIP No. 70432V102

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,093,908
	8.	Shared Voting Power 3,690,133 (1)
	9.	Sole Dispositive Power 3,093,908
	10.	Shared Dispositive Power 3,690,133 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,784,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(2)

Based on (i) 60,228,165 shares of Common Stock outstanding, including 2,527,345 shares of restricted stock of the Issuer, as of October 24, 2023, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the SEC on November 2, 2023, as decreased by (ii) the 1,610,000 shares of restricted stock of the Issuer that were forfeited in connection with the change in Mr. Richison’s position from Chief Executive Officer to Co-Chief Executive Officer, in accordance with the terms of the 2020 CEO Performance Award.

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a) and Item 2(c) are hereby amended and restated in their entirety as follows:

“(a)

This Schedule 13D is being filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and together, the “Reporting Persons”): Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”); and Chad Richison (“Mr. Richison”).

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group.

Mr. Richison is the settlor and sole trustee for each of (1) the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ARR Trust”), (2) the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ALR Trust”), (3) the Ian D. Richison 2012 Irrevocable Trust (the “IDR Trust”), (4) the Rome West Pedersen 2023 Irrevocable Trust (the “RWP Trust”), (5) the Lane West Richison 2022 Irrevocable Trust (the “LWR Trust”), (6) the Kase Gabriel Richison 2022 Irrevocable Trust (the “KGR Trust”), (7) the Sage Elizabeth Richison 2022 Irrevocable Trust (the “SER Trust”), (8) the Charles Banks Pedersen 2022 Irrevocable Trust (the “CBP Trust”), and (9) the Faye Penelope Richison 2023 Irrevocable Trust (the “FPR Trust” and, collectively with the ARR Trust, the ALR Trust, the IDR Trust, the RWP Trust, the LWR Trust, the KGR Trust, the SER Trust, and the CBP Trust, the “Family Trusts” and each, a “Family Trust”). Each Family Trust is for the benefit of one of Mr. Richison’s children or grandchildren. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Family Trusts.

The Charis Michelle Richison Trust (the “Spouse Trust”) is a revocable trust for the benefit of Mr. Richison’s spouse. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by the Spouse Trust.

(c)

Mr. Richison serves as the Co-Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer. Ernest Group is principally engaged in the business of investing in the Issuer’s securities.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Gift Transfers

On November 3, 2023, Mr. Richison (i) gifted 37 shares of Common Stock to the RWP Trust, and (ii) gifted 932 shares of Common Stock to the FPR Trust.

On December 11, 2023, Mr. Richison gifted 80 shares of Common Stock to each of the ALR Trust, the IDR Trust, the LWR Trust, the KGR Trust, the SER Trust, the CBP Trust, the RWP Trust, and the FPR Trust.

Open Market Purchase

As Mr. Richison is subject to the reporting requirements of the Hart-Scott-Rodino (“HSR”) Antitrust Improvements Act of 1976, in anticipation of the expiration of the five-year effective period of his prior HSR filing, an HSR filing was submitted on November 13, 2023, and following termination of the post-filing waiting period, Mr. Richison purchased 1 share of Common Stock in the open market for a purchase price of $201.86, thereby triggering the effectiveness of his recent HSR filing.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Richison Letter Agreement

As previously disclosed, on November 23, 2020, pursuant to the LTIP, the Issuer granted to Mr. Richison a performance-based equity award consisting of 1,610,000 shares of restricted Common Stock (the “2020 CEO Performance Award”). On February 7, 2024, the Issuer and Mr. Richison entered into a letter agreement (the “Richison Letter Agreement”) pursuant to which, among other things, Mr. Richison acknowledged and agreed that the change in his position from Chief Executive Officer to Co-Chief Executive Officer triggers the termination and forfeiture of the 2020 CEO Performance Award in accordance with its terms. In addition, pursuant to the Richison Letter Agreement, the Second Amended and Restated Executive Employment Agreement, dated March 9, 2020, by and between the Issuer and Mr. Richison, was amended to (i) contemplate Mr. Richison’s new title and (ii) clarify provisions related to Mr. Richison’s existing private aircraft and personal security benefits.

The foregoing description of the Richison Letter Agreement is not complete and is qualified in its entirety by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 7, 2024, which is incorporated herein by reference to Exhibit 99.4 to this Schedule 13D.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer; or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of February 8, 2024, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.3	% (1)	0	3,670,999		0	3,670,999
Chad Richison	6,784,041	(2)	11.6	% (1)	3,093,908	3,690,133	(3)	3,093,908	3,690,133	(3)

(1)

Based on (i) 60,228,165 shares of Common Stock outstanding, including 2,527,345 shares of restricted stock of the Issuer, as of October 24, 2023, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the SEC on November 2, 2023, as decreased by (ii) the 1,610,000 shares of restricted stock of the Issuer that were forfeited in connection with the change in Mr. Richison’s position from Chief Executive Officer to Co-Chief Executive Officer, in accordance with the terms of the 2020 CEO Performance Award.

(2)

Consists of (a) 3,093,908 shares of Common Stock owned by Mr. Richison, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 253 shares of Common Stock owned by the ALR Trust, (e) 253 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 1,012 shares of Common Stock owned by the RWP Trust, (h) 1,012 shares of Common Stock owned by the LWR Trust, (i) 1,012 shares of Common Stock owned by the KGR Trust, (j) 1,012 shares of Common Stock owned by the SER Trust, (k) 1,012 shares of Common Stock owned by the CBP Trust, and (l) 1,012 shares of Common Stock owned by the FPR Trust.

(3)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 253 shares of Common Stock owned by the ALR Trust, (d) 253 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 1,012 shares of Common Stock owned by the RWP Trust, (g) 1,012 shares of Common Stock owned by the LWR Trust, (h) 1,012 shares of Common Stock owned by the KGR Trust, (i) 1,012 shares of Common Stock owned by the SER Trust, (j) 1,012 shares of Common Stock owned by the CBP Trust, and (k) 1,012 shares of Common Stock owned by the FPR Trust.

(c)

Transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons, or since the most recent Schedule 13D filing, whichever is less, are set forth on Annex A hereto.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated August 10, 2023, by and between Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).

99.2	Restricted Stock Award Agreement (Market Based Vesting – CEO), dated November 23, 2020 (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by the Reporting Persons with the SEC on November 23, 2020).

99.3	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2023).

99.4	Letter Agreement, by and between the Issuer and Chad Richison, dated February 7, 2024 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 7, 2024).”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

PAYCOM SOFTWARE, INC.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Description of Transaction
12/14/2023	Chad Richison	1	$201.86	Open Market Purchase

12/11/2023	Chad Richison	(1,840)	$0.00	Gift of securities

12/11/2023	Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Ian D. Richison 2012 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Lane West Richison 2022 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Kase Gabriel Richison 2022 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Sage Elizabeth Richison 2022 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Charles Banks Pedersen 2022 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Rome West Pedersen 2023 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock

12/11/2023	Faye Penelope Richison 2023 Irrevocable Trust	80	$0.00	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock